MAIL STOP 3561

September 15, 2006

Mr. James W. Wiltz
President and CEO
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

> **Re:** **Patterson Companies, Inc.**
> **Supplemental Response**
> **Filed August 1, 2006**
> **File Number 000-20572**

Dear Mr. Wiltz:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your responses to prior comments one and two, including your statement that the plan does not qualify as a non-compensatory plan under APB 25. Since this is the case, it would appear that variable accounting for the plan is required under paragraph 10(b) of APB 25, as both the purchase price and the number of shares to be purchased are not known at the time that the purchase rights are granted. Please advise or revise accordingly.

2. Based on your supplemental response and review of the plan, there do not appear to be any transferability restrictions after the initial deferral period. Accordingly, we believe that the deferral period effectively represents a vesting period which cannot be used to support a discount from quoted market prices. We note that Section 5(a) of the plan states that "the fair market value of Stock shall be discounted at a rate of 25% in determining the number of shares of Restricted Stock to be awarded". Accordingly, it would appear that compensation expense should be recorded in the amount of the discount at each purchase date, and that any forfeitures would be accounted for as adjustments to the previously recorded compensation expense under paragraph 15 of APB 25.

3. Please tell us how you evaluated the shares issued under the plan for the purposes of preparing your pro forma disclosures under FAS 123. Also, tell us how you intend to account for the shares issued under the plan under FAS 123(R).

4. Please reconcile your disclosure in Note 12, which states that the purchase price is determined based on 75% of the lower of the fair market value at the beginning or end of the calendar year, to Section 5(a) of the plan, which describes a methodology based on the average stock price over a one year period.

5. Please tell us whether you intend to restate your financial statements to record compensation expense since the inception of the capital accumulation plan. If not, please explain in detail why you believe that the financial statements are not misstated. Provide us with a schedule showing the shares sold in each period, the discount from fair market value measured on the date of each stock purchase, the effects of any forfeitures under the plan, and the resulting impact on the financial statements for each period.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

James W. Wiltz
Patterson Companies, Inc.
September 15, 2006
Page 3

You may contact Carlton Tartar, Assistant Chief Accountant at (202) 551-3387, or Terence O'Brien, Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies